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                                                                    Exhibit 99.1

                                 [Company logo]

                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)


                                  ANNOUNCEMENT

On 9 October 2008, Guangshen Railway Company Limited (the "COMPANY") received written notices from Guangzhou Railway (Group) Company (CHINESE CHARACTER), being the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, that it intended to remove Mr. Yang Yiping as a director of the fifth session of the board of directors of the Company
(the "BOARD") due to his age and to appoint Mr. Shen Yi as an executive director of the fifth session of the Board. An extraordinary general meeting will be held to approve the proposals for the removal of Mr. Yang and the appointment of Mr. Shen.

A resolution was passed by the Board on 10 October 2008 to the effect that Mr. Shen Yi has been appointed the General Manager of the Company in replacement of Mr. Yang Yiping with immediate effect.

BIOGRAPHY OF MR. SHEN IS AS FOLLOWS:

Mr. Shen Yi, aged 53, joined the railway departments in August 1971. He obtained a bachelor's degree from Northern Jiaotong University (currently known as Beijing Jiaotong University) and is a political officer. He had served various positions including deputy director (CHINESE CHARACTER) of Guangzhou Loco Division of Guangzhou Railway Sub-bureau, deputy officer of political division of Guangzhou Railway Sub-bureau, vice secretary and secretary of the League Committee of Guangzhou Railway Bureau, secretary of Commission for Discipline Inspection and deputy general manager of Guangmeishan Railway Corporation (CHINESE CHARACTER), general manager of Hong Kong Qiwen Trading Co., Ltd. (CHINESE CHARACTER), general manager and vice secretary of the Party Committee of Guangmeishan Railway Company Limited, general manager and vice secretary of the Party Committee of Huaihua Railway General Corp., head of Huaihua Railway Office and the general manager and secretary of the Party Work Committee of Shichang Railway Company Limited. He joined the Company in October 2008 as the General Manager of the Company.

Save as disclosed above, Mr. Shen has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, Mr. Shen has no interest in the shares of the Company within the meaning of Part XV of



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the Securities and Futures Ordinance, and does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.

The term of office for Mr. Shen shall be the remaining term of the fifth session of the Board. In line with the Company's remuneration and allowance package for the fifth session of the Board, Mr. Shen will not be entitled to any director's fee but will be entitled to an annual subsidy of RMB18,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Shen that needs to be brought to the attention to the shareholders of the Company.


                                              By Order of the Board
                                        GUANGSHEN RAILWAY COMPANY LIMITED
                                                 GUO XIANG DONG
                                               Company Secretary

Shenzhen, the PRC, 13 October 2008

As at the date of this announcement, the Board of the Company consists of:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping
Liu Hai

NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Yu Zhiming

INDEPENDENT NON-EXECUTIVE DIRECTORS
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui